UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate Change: Appointment of NEDs dated 07 May 2025

7 May 2025

Directorate Change: Appointment of Non-Executive Directors

Rentokil Initial plc (FTSE: RTO, NYSE: RTO, "the Company") today announces the appointment of two new Non-Executive Directors, effective 1 June, 2025.

These appointments will strengthen the Board by adding recent leadership experience in North American multi-site business-to-business and business-to-consumer companies, as well as adding deep expertise in brand building, consumer marketing and digital customer acquisition.

Leanne Sheraton most recently served as Chief Marketing Officer (2022 - 2024) for PayPal Holdings, Inc., a global leader in fintech. Leanne was responsible for leading marketing across all of PayPal's brands and transformed the marketing function into a growth engine for the organisation. She introduced new channels, capabilities and partnerships, driving a step change in new customer acquisition and growth in customer value. Leanne began her extensive career with PayPal in 2013, joining as Director of Marketing and going on to hold a number of leadership roles over the next decade. Prior to PayPal, Leanne held leadership roles in Marketing and Sales for global brands including Nestle, Yahoo and Qantas.

Sam Mitchell is the former Chief Executive Officer of Valvoline Inc. (2016 - 2023). Valvoline is the North American leader in automotive maintenance and operates and franchises more than 2,000 locations across the US and Canada. Sam served as President of Valvoline since 2002 and led Valvoline's spin out from Ashland Inc through its IPO on the NYSE in 2016. Sam joined Ashland in 1997 and his experience includes marketing, brand management and general management.

Rentokil Initial is also announcing today that two current Non-Executive Directors will be stepping down from the Board. Linda Yueh enters her ninth year of service with the Company in 2025 and will not be standing for re-election as a Non-Executive Director at the 2026 AGM. Due to demands on his time, Sarosh Mistry has decided to step down as a Non-Executive Director on 31 July 2025.

Richard Solomons, Chair, said:

"I am delighted to welcome Leanne and Sam to the Board as Non-Executive Directors. They bring significant experience in marketing, brand development, digital customer acquisition strategies, and leadership of multi-site businesses in the North American market. Their skills and experience will greatly benefit the Board and support our management team as they execute our plans, particularly in North America.

"I would also like to thank Linda and Sarosh for their commitment and dedication to Rentokil Initial and their valuable advice and counsel during their time on the Board."

Sam Mitchell will become a member of the Audit Committee and Leanne Sheraton will become a member of the Remuneration Committee. Both new Non-Executive Directors will join the Nomination Committee.

There are no further details to be disclosed relating to Leanne Sheraton and Sam Mitchell under Section 6.4.8 of the UK Listing Rules.

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc: + 44(0)7795 166 506
Media: Malcolm Padley, Rentokil Initial plc: +44(0)7788 978 199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 May 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary